January 10, 2007

Eugene Sit | Peter Mitchelson | Roger Sit | Michael Brilley | Domestic Equity | Int'l Equity | Fixed Income | Mutual Funds

Michael C. Brilley

President and Senior Fixed Income Officer



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund
- Sit Money Market Fund
- Sit High Income Municipal Bond Fund

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



January 10, 2007

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Portfolio holdings are published quarterly. The Fund's inception date is December 31, 2006. Portfolio holdings will be available in April 2007.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



January 10, 2007

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Limited Fund Offering

Due to sometimes limited availability of certain municipal securities that meet the portfolio managers' investment criteria for the Fund, the Fund limits public sales of its shares to investors investing through certain financial intermediaries and other qualifying investors. The Fund reserves the right to refuse any order that might disrupt the efficient management of the Fund.

You may call a fund investor services representative at 1-800-332-5580 for information about the availability of the Fund's shares. The Fund's prospectus contains detailed information concerning how to invest in Fund shares.

Note: Minimum initial investment amount for the I Share Class is $150,000 and for the U Share Class is $10,000 per fund.



January 10, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market mutual funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund
- Sit Money Market Fund

Debra A. Sit, CFA



Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund

Paul J. Jungquist, CPA, CFA



Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund

Andrew T. Clark, CFA



Andrew joined Sit Investment Associates in July 1996. He assists our credit research function as well as performs analysis of individual fixed income investments. Originally, Andrew joined the client administration group and moved to fixed income in January 1999. In 1996, he received a B.S. in Business Administration from Miami University (Ohio) majoring in Finance and Accounting. In 2004 he completed his M.B.A. at the University of Minnesota Carlson School of Management.

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High Income Municipal Bond Fund



January 10, 2007

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

The Fund's inception date is December 31, 2006. Performance figures will be available following the conclusion of the first quarter of 2007.

Daily Prices

Prices

As of January 9, 2007

Fund	Ticker	Price	$ Change
Money Market	SNIXX	$1.00	0.00
U.S. Government Securities	SNGVX	$10.51	(-0.01)
Tax-Free Income	SNTIX	$9.75	0.00
Minnesota Tax-Free Income	SMTFX	$10.23	0.00
Florida Tax-Free Income	SFLIX	$10.01	0.01
High Income Municipal Bond- I Class	SHMIX	$10.00	0.00
High Income Municipal Bond - S Class	SHIUX	$10.00	0.00
Balanced	SIBAX	$15.99	(-0.02)
Dividend Growth - I Class	SDVGX	$13.11	0.00
Dividend Growth - S Class	SDVSX	$13.10	0.00
Large Cap Growth	SNIGX	$40.26	(-0.08)
Mid Cap Growth	NBNGX	$13.93	0.00
International Growth	SNGRX	$16.67	0.01
Small Cap Growth	SSMGX	$33.76	(-0.02)
Science and Technology Growth	SISTX	$10.86	0.03
Developing Markets Growth	SDMGX	$20.32	(-0.26)

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January 10, 2007

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- Small Cap Growth Fund
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- Large Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
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- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- U.S. Government Securities Fund
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Prospectuses & Statements of Additional Information

Fund		
Money Market	Prospectus	SAI
U.S. Government Securities	Prospectus	SAI
Tax-Free Income	Prospectus	SAI
Minnesota Tax-Free Income	Prospectus	SAI
Florida Tax-Free Income	Prospectus	SAI
Balanced	Prospectus	SAI
Dividend Growth	Prospectus	SAI
Large Cap Growth	Prospectus	SAI
Mid Cap Growth	Prospectus	SAI
International Growth	Prospectus	SAI
Small Cap Growth	Prospectus	SAI
Developing Markets Growth	Prospectus	SAI
Science and Technology Growth	Prospectus	SAI
Limited Distribution Fund		
High Income Municipal Bond	Prospectus	SAI

January 10, 2007

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- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
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